Vizsla Announces New CFO

(VZLA-TSX-V)

VANCOUVER, BC, Dec. 1, 2020 /CNW/ - Vizsla Resources Corp. (TSX-V: VZLA) (OTCQB:

VIZSF) (Frankfurt: 0G3) ("Vizsla" or the "Company") is pleased to announce that Mahesh Liyanage has joined its executive team in the role of Chief Financial Officer. Mr. Martin Bajic has stepped down from his role as Chief Financial Officer and the Company thanks Martin for his service and contributions and wishes him the very best in his other endeavours.

Mr. Liyanage is a seasoned, organized, and responsible Chartered Professional Accountant with more than 20 years of experience across diverse industries. Special strengths in Canadian public company reporting and regulatory compliance, business spin-offs/mergers and acquisitions, treasury management, Canadian and US tax compliance. He has many years of experience with Mexican mining companies and specializes in helping Canadian companies achieve optimal operations in Mexico. He was most recently with Evrim/Orogen and in the past he had worked with the Manex Resource Group.

Vizsla President and CEO, Michael Konnert, commented: "I am very pleased to welcome Mahesh to the team as he represents another step towards our goal of developing Panuco into a meaningful producer of silver and gold. Mahesh's years of experience in Mexico will be valuable for us. We also thank Martin Bajic for his service to the Company."

In conjunction with his appointment, Mr. Lilyanage has been granted 100,000 options at a price of $1.46 and will vest over four years. They are exercisable for a period of five years from the date of the grant and are subject to the policies of the TSX Venture Exchange.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Vizsla Resources Corp.

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For further information: and to sign-up to the mailing list, please contact: Michael Konnert, President and Chief Executive Officer, Tel: (604) 364-2215, Email: michael@vizslaresources.com

CO: Vizsla Resources Corp.

CNW 11:53e 01-DEC-20